Exhibit 10.17

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) executed on May 13, 2011 and effective as of the Effective Date (as later defined herein) is by Atlas Energy, LP, a Delaware limited partnership having a place of business at 1845 Walnut Street; Tenth Floor, Philadelphia, PA 19103 (the “Company”), and Jonathan Z. Cohen (“Cohen”).

WHEREAS, the Company and Cohen wish to set forth in this Agreement the terms and conditions under which the Employee will be employed by the Company;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Employment. The Company agrees to employ Cohen, and Cohen hereby accepts such employment and agrees to perform Cohen’s duties and responsibilities, in accordance with the terms, conditions and provisions hereinafter set forth.

1.1 Period of Employment. This Agreement is effective as of May 16, 2011 (the “Effective Date”), and shall continue for three years from the Effective Date, unless terminated sooner in accordance with Section 2 or 3 hereof. The term of this Agreement shall automatically renew daily so that, at all times, it shall be for a three-year term. The period commencing on the Effective Date and ending on the date on which the term of Cohen’s employment under this Agreement shall terminate is hereinafter referred to as the “Period of Employment.”

1.2 Duties and Responsibilities. Commencing on the Effective Date, Cohen shall serve as the Chairman of the Board of Directors (the “Board”) of Atlas Pipeline Holdings GP, LLC, the general partner of the Company (the “Position”). Cohen shall perform all duties and accept all responsibilities incident to the Position as may be reasonably assigned to him by the Board. Cohen agrees to use his best efforts to carry out his duties and responsibilities hereunder and, consistent with the other provisions of this Agreement, to devote such business time, attention and energy thereto as is reasonably necessary to carry out those duties and responsibilities. It is recognized that Cohen in the past has invested and participated, and it is agreed that Cohen in the future may invest and participate, in business and non-business endeavors separate and apart from the Company, in his discretion, provided that such endeavors do not prevent Cohen from materially performing his duties under this Agreement.

1.3 Compensation. For all the services rendered by Cohen hereunder, the Company shall pay Cohen an annual base salary (“Base Salary”), commencing on the Effective Date, at the annual rate of $500,000 payable in accordance with the Company’s customary payroll practices. Cohen’s Base Salary shall be reviewed periodically for appropriate increases by the compensation committee of the Board pursuant to its normal performance review policies for senior level executives, but such Base Salary shall not be decreased at any time. Cohen may receive cash and non-cash bonus compensation in such amounts as the Board may approve in its sole discretion or under the terms of any incentive plan of the Company maintained for its senior level executives. Cohen shall be entitled to participate in any short-term and long-term incentive programs (including without limitation any stock option, restricted unit and similar plans)

established by the Company for its senior level executives generally, at levels commensurate with the benefits provided to other senior executives and with adjustments appropriate for his position as Chairman of the Board.

1.4 Welfare Plans; Perquisites; Paid Time Off. Cohen shall be entitled to participate in all employee welfare benefit plans and programs or executive perquisites made available to the Company’s senior level executives as a group or to its employees generally, as such welfare plans or perquisites may be in effect from time to time and subject to the eligibility requirements of the plans. Nothing in this Agreement shall prevent the Company from amending or terminating any welfare or other employee benefit plans or programs from time to time as the Company deems appropriate. Cohen shall be provided with reimbursement of reasonable expenses related to Cohen’s employment by the Company on a basis no less favorable than that which may be authorized from time to time for senior level executives as a group, and shall be entitled to vacation and sick leave in accordance with the Company’s vacation, holiday and other pay for time not worked policies. Notwithstanding the above, the Company shall procure and maintain during the Period of Employment a term life insurance policy on Cohen’s life which provides a death benefit of $2 million to one or more beneficiaries designated by Cohen, provided that such policy can be obtained at standard rates. Ownership of such life insurance policy (including responsibility to make premium payments) shall be transferred to Cohen upon his termination at his request, if and as allowed by the applicable insurance company.

1.5 Excess 401(k) Plan.

(a) The Company shall establish an Excess 401(k) Plan (the “EFP”), which EFP will allow Cohen (and other participants in the EFP) to defer up to 10% of total annual cash compensation, and the Company will be obligated to match such deferrals on a dollar-for-dollar basis (i.e., 100% of Cohen’s deferral). Notwithstanding the foregoing, the Company’s match shall be limited to a total of 50% of Cohen’s Base Salary for any calendar year.

(b) The EFP will be governed by documentation acceptable to the Company and Cohen and consistent herewith and if at any time the Company should terminate, discontinue or materially modify the EFP, the Company will establish an individual plan for Cohen that provides him with a comparable benefit.

(c) Cohen shall be fully vested in the EFP as and when the deferrals of compensation and corresponding match obligation occur.

(d) The Company shall establish a “rabbi” trust to serve as the funding vehicle for the EFP, and shall not later than the last day of the first month of each calendar quarter make contributions to the trust in the amount of the compensation deferred, along with the corresponding match, during the preceding calendar quarter. Notwithstanding the establishment of a rabbi trust, the Company’s obligation to pay the amounts due under the EFP shall constitute a general, unsecured obligation, payable out of its general assets, and Cohen shall not have any rights to any specific asset of the Company. Cohen or his beneficiary shall have only the rights of a general, unsecured creditor against the Company for any distributions due under this paragraph, and the assets of the rabbi trust shall be available to pay the claims of the Company’s creditors in the event of the Company’s insolvency or bankruptcy.

2. Termination. Cohen’s employment shall terminate upon the occurrence of any of the following events:

2.1 Termination Without Cause; Resignation for Good Reason.

(a) The Company may remove Cohen at any time without Cause (as defined in Section 4) from the position in which Cohen is employed hereunder upon not less than thirty days’ prior written notice to Cohen; provided, however, that, following the delivery of such notice to Cohen, Cohen shall be under no obligation to render any additional services to the Company, and the Company may require Cohen to cease performing services for the Company. In addition, Cohen may initiate a termination of employment by resigning under this Section 2.1 for Good Reason (as defined in Section 4(c)); provided, however, that the Company shall be given the opportunity to cure in accordance with Section 4(c). Cohen shall give the Company not less than thirty days’ prior written notice of such resignation.

(b) Subject to the provisions of Section 2.1(c) hereof, upon any removal or resignation described in Section 2.1(a) above, Cohen shall be entitled to receive only the amount of accrued and unpaid compensation through the date of termination. No other payments or benefits shall be due under this Agreement to Cohen, but Cohen shall be entitled to any benefits accrued and earned in accordance with the terms of any applicable benefit plans and programs of the Company.

(c) Notwithstanding the provisions of Section 2.1(b), in the event that Cohen executes a written release upon such removal or resignation, substantially in the form attached hereto as Exhibit A (the “Release”), of claims against the Company and related parties with respect to all matters arising out of Cohen’s employment by the Company, or the termination thereof (subject to the exceptions set forth in the Release), which Release must be executed by Cohen, returned to the Company and the period within which Cohen may revoke the Release expired no later than sixty (60) days following the date of termination, Cohen shall be entitled to receive, in lieu of the payment described in Section 2.1(b), the following:

(i) Cohen shall receive a lump sum cash severance payment, without discount, in an amount equal to the product of (A) three and (B) the Average Compensation. Subject to Section 18, payment shall be made (x) within fifteen (15) days after the Release has been returned to the Company and the period within which Cohen may revoke it expired or, (y) if, and only if, it is agreed by both Cohen and the Company at the time of termination that such payment constitutes “nonqualified deferred compensation” for purposes of Section 409A of the Code, on the 75th day following the date of termination.

(ii) Cohen shall receive a prorated annual bonus in respect of the fiscal year during which the date of termination occurs, the amount of which shall be equal to the amount of the annual bonus, if any, that would have been paid to Cohen had he remained employed for the entire fiscal year (determined in a manner consistent with past practice), multiplied by a fraction, the numerator of which is the number of days in such fiscal year prior to such termination and the denominator of which is 365, payable in the time and manner which would have applied had such termination not occurred (a “Pro-Rata Bonus”);

(iii) For a period of thirty-six (36) months following the date of termination, Cohen shall continue to receive the group term life and health insurance in effect at the date of his termination (or generally comparable coverage) for himself and, where applicable, his spouse and dependents (without giving effect to any reduction in such benefits subsequent to a Change in Control), as the same may be changed from time to time for employees generally, as if Cohen had continued in employment during such period; or, as an alternative, where such coverage may not be continued (or where such continuation would adversely affect the tax status of the plan pursuant to which the coverage is provided or result in penalty taxes to Cohen pursuant to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)), the Company may elect to pay Cohen cash in lieu of such coverage in an amount equal to (A) as to health insurance, the product of thirty-six (36) multiplied by the Company’s monthly COBRA rate in effect immediately prior to the date of termination in respect of the type of coverage applicable to Cohen at that time and (B) as to life insurance, the premiums which would be paid by the Company during the three (3)-year period following the date of termination had Cohen’s employment continued during such period. The COBRA health care continuation coverage period under section 4980B of the Code shall run concurrently with the foregoing thirty-six (36) month benefit period.

(iv) Cohen shall also receive any other amounts earned, accrued and owing but not yet paid under Section 1 above.

2.2 Voluntary Termination.

(a) Cohen may voluntarily terminate his employment without Good Reason upon sixty (60) days’ prior written notice to the Company. If Cohen terminates his employment for any reason not specified in Sections 2.1(a) or 2.2(b), Cohen shall be entitled receive only any accrued and unpaid compensation through the effective date of such termination.

(b) If Cohen terminates his employment under this Section 2.2, he shall be entitled to any benefits accrued and earned in accordance with the terms of any applicable benefit plans and programs of the Company.

2.3 Disability. The Company may terminate Cohen’s employment if Cohen has been unable to perform the material duties of his employment for a period of one hundred eighty (180) days in any twelve month period because of physical or mental injury or illness which constitutes a disability for purposes of Section 409A of the Code (“Disability”); provided, however, that the Company shall continue to pay Cohen’s Base Salary until the Company acts to terminate Cohen’s employment. Cohen agrees, in the event of a dispute under this Section 2.3 relating to Cohen’s Disability, to submit to a physical examination by a licensed physician jointly selected by the Board and Cohen. Upon such a termination, Cohen shall receive a Pro-Rata Bonus and the benefits described in Section 2.1(c)(iii) hereof. Additionally, Cohen shall receive any amounts payable to him under the Company’s long-term disability plan. Cohen shall also be entitled to any other amounts earned, accrued and owing but not yet paid under Section 1 above and any benefits accrued and earned in accordance with the terms of any applicable benefit plans and programs of the Company.

2.4 Death. If Cohen dies while employed by the Company, the Company shall pay to Cohen’s executor, legal representative, administrator or designated beneficiary, as applicable, any amounts earned, accrued and owing but not yet paid under Section 1 above and any benefits accrued and earned under the Company’s benefit plans and programs. Otherwise, the Company shall have no further liability or obligation under this Agreement to Cohen’s executors, legal representatives, administrators, heirs or assigns or any other person claiming under or through Cohen, other than the payment of a Pro-Rata Bonus.

2.5 Cause. The Company may terminate Cohen’s employment at any time for Cause upon written notice to Cohen, in which event all payments under this Agreement shall cease, except for Base Salary to the extent already accrued. Cohen shall be entitled to any benefits accrued and earned before his termination in accordance with the terms of any applicable benefit plans and programs of the Company.

2.6 Vesting of Stock-Based Compensation. Upon any termination of this Agreement for any reason other than (i) a termination by the Company for Cause, or (ii) a voluntary termination by Cohen without Good Reason, the vesting of all restricted stock-based compensation shares, units and/or options of the Company or any affiliate of the Company granted to Cohen during his employment with the Company shall be accelerated to the later of the effective date of termination of this Agreement or six months after the date such shares, units and/or options were granted, and any provision contained in the agreements under which they were granted that is inconsistent with such acceleration is hereby modified to the extent necessary to provide for such acceleration; such acceleration shall not apply to any share, unit and/or option that by its terms would vest prior to the date provided for in this paragraph.

2.7 Notice of Termination. Any termination of Cohen’s employment shall be communicated by a written notice of termination to the other party hereto given in accordance with Section 10. The notice of termination shall (i) indicate the specific termination provision in this Agreement relied upon, (ii) briefly summarize the facts and circumstances deemed to provide a basis for a termination of employment and the applicable provision hereof, and (iii) specify the termination date in accordance with the requirements of this Agreement.

3. Golden Parachute Excise Tax Modified Cutback.

3.1 Anything in this Agreement to the contrary notwithstanding, in the event Grant Thornton or such other accounting firm as shall be designated by the Company with Cohen’s consent (which shall not be unreasonably withheld) (the “Accounting Firm”) shall determine that receipt of all payments or distributions by the Company or its affiliates in the nature of compensation to or for Cohen’s benefit, whether paid or payable pursuant to this Agreement or otherwise (a “Payment”), would subject Cohen to the excise tax under Section 4999 of the Code, the Accounting Firm shall determine whether to reduce any of the Payments paid or payable pursuant to Section 2.1(c) of this Agreement (the “Agreement Payments”) to the “Reduced Amount” (as defined below). The Agreement Payments shall be reduced to the “Reduced Amount” only if (i) the Accounting Firm determines that Cohen would have a greater “Net After-Tax Receipt” (as defined below) of aggregate Payments if Cohen’s Agreement Payments were reduced to the Reduced Amount and (ii) Cohen does not elect to waive any such reduction prior to the consummation of the transaction which would give rise to such excise tax.

If the Accounting Firm determines that Cohen would not have a greater Net After-Tax Receipt of aggregate Payments if Cohen’s Agreement Payments were so reduced, Cohen shall receive all Agreement Payments to which Cohen is entitled under this Agreement.

3.2 If the Accounting Firm determines that aggregate Agreement Payments should be reduced to the Reduced Amount, the Company shall promptly give Cohen notice to that effect and a copy of the detailed calculation thereof. All determinations made by the Accounting Firm under this Section 3 shall be binding upon the Company and Cohen absent manifest error and shall be made as soon as reasonably practicable and in no event later than fifteen (15) days following the applicable date of termination. For purposes of reducing the Agreement Payments to the Reduced Amount, only amounts payable under this Agreement (and no other Payments) shall be reduced. All fees and expenses of the Accounting Firm shall be borne solely by the Company.

3.3 As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by the Company to or for the benefit of Cohen pursuant to this Agreement which should not have been so paid or distributed (“Overpayment”) or that additional amounts which will have not been paid or distributed by the Company to or for the benefit of Cohen pursuant to this Agreement could have been so paid or distributed (“Underpayment”), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against either the Company or Cohen which the Accounting Firm believes has a high probability of success determines that an Overpayment has been made, Cohen shall pay any such Overpayment to the Company together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by Cohen to the Company if and to the extent such payment would not either reduce the amount on which Cohen is subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes. In the event that the Accounting Firm, based upon controlling precedent or substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be paid promptly (and in no event later than 60 days following the date on which the Underpayment is determined) by the Company to or for the benefit of Cohen together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

3.4 For purposes hereof, (i) “Reduced Amount” shall mean the greatest amount of Agreement Payments that can be paid that would not result in the imposition of the excise tax under Section 4999 of the Code if the Accounting Firm determines to reduce Agreement Payments pursuant to Section 3.1, and (ii) “Net After-Tax Receipt” shall mean the present value (as determined in accordance with Sections 280G(b)(2)(A)(ii) and 280G(d)(4) of the Code) of a Payment net of all taxes imposed on Cohen with respect thereto under Sections 1 and 4999 of the Code and under applicable state and local laws, determined by applying the highest marginal rate under Section 1 of the Code and under state and local laws which applied to Cohen’s taxable income for the immediately preceding taxable year, or such other rate(s) as the Accounting Firm determined to be likely to apply to Cohen in the relevant tax year(s).

3.5 To the extent requested by Cohen, the Company shall cooperate with Cohen in good faith in valuing, and the Accounting Firm shall take into account the value of, services provided or to be provided by Cohen (including without limitation, Cohen’s agreeing to refrain from performing services pursuant to a covenant not to compete or similar covenant) before, on or after the date of a change in ownership or control of the Company (within the meaning of Q&A-2(b) of the final regulations under Section 280G of the Code), such that payments in respect of such services may be considered reasonable compensation within the meaning of Q&A-9 and Q&A-40 to Q&A-44 of the final regulations under Section 280G of the Code and/or exempt from the definition of the term “parachute payment” within the meaning of Q&A-2(a) of the final regulations under Section 280G of the Code in accordance with Q&A-5(a) of the final regulations under Section 280G of the Code.

4. Definitions.

(a) “Applicable Bonus” means (i) if the Period of Employment ends after the annual bonus in respect of calendar year 2013 has been paid (or after the time such annual bonus would have been paid in the ordinary course, if none shall be paid), the average of the annual bonuses in respect of the three calendar years preceding the calendar year in which the date of termination occurs, (ii) if the Period of Employment ends after the annual bonus in respect of 2012 has been paid (or after the time the annual bonus in respect of 2012 would have been paid in the ordinary course, if none shall be paid), but before the annual bonus in respect of 2013 has been paid (or before the time the annual bonus in respect of 2013 would have been paid in the ordinary course, if none shall be paid), the average of the annual bonuses in respect of 2011 and 2012, (iii) if the Period of Employment ends after the annual bonus in respect of 2011 has been paid (or after the time the annual bonus in respect of 2011 would have been paid in the ordinary course, if none shall be paid), but before the annual bonus in respect of 2012 has been paid (or before the time the annual bonus in respect of 2012 would have been paid in the ordinary course, if none shall be paid), the annual bonus in respect of 2011, and (iv) if the Period of Employment ends before the annual bonus in respect of 2011 has been paid (or before the time the annual bonus in respect of 2011 would have been paid in the ordinary course, if none shall be paid), $750,000.

(b) “Average Compensation” shall mean the sum of (i) the annualized Base Salary immediately before the date of termination, plus (ii) the Applicable Bonus.

(c) “Cause” shall mean any of the following grounds for termination of Cohen’s employment:

(i) Cohen shall have been convicted of a felony, or any crime involving fraud or embezzlement;

(ii) Cohen intentionally and continually fails to substantially perform his reasonably assigned material duties to the Company (other than a failure resulting from Cohen’s incapacity due to physical or mental illness), which failure has been materially and demonstrably detrimental to the Company and has continued for a period of at least thirty (30) days after a written notice of demand for substantial performance, signed by a majority of the independent members of the Board, has been delivered to Cohen specifying the manner in which Cohen has failed substantially to perform;

(iii) Cohen is determined, through the processes set forth in section 9 of this Agreement, to have materially breached Section 5 of this Agreement.

(d) “Good Reason” shall mean the occurrence of any of the following events or conditions, unless Cohen has expressly consented in writing thereto or unless the event is remedied by the Company within thirty days after receipt of notice thereof given by Cohen, which notice must be given, if at all, no later than ninety (90) days following the occurrence of the applicable event:

(i) a material reduction in Cohen’s Base Salary (which shall be in violation of this Agreement);

(ii) a demotion of Cohen from the Position;

(iii) a material reduction of Cohen’s duties hereunder; provided that Cohen and the Company acknowledge that Cohen’s duties will have been materially reduced if the Company ceases to be a public company, unless the Company becomes a subsidiary of another public company (the “Public Parent”), and, immediately following the applicable transaction, Cohen becomes an executive of the Public Parent with responsibilities substantially equivalent to the Position;

(iv) the Company’s requiring Cohen to be relocated to a location more than 35 miles from Cohen’s location immediately prior to such relocation;

(v) the failure of Cohen to be elected to the Board; or

(vi) any material breach of this Agreement by the Company.

5. Restrictive Covenants. Cohen hereby acknowledges that, during and solely as a result of his employment by the Company, Cohen will receive special training and education with respect to the operation of the Company’s business and other related matters, and access to confidential information and business and professional contacts. In consideration of Cohen’s employment and in consideration of the special and unique opportunities afforded by the Company to Cohen as a result of Cohen’s employment, Cohen hereby agrees to abide by the terms of the restrictive covenants below. Cohen agrees and acknowledges that his employment is full, adequate and sufficient consideration for the restrictions and obligations set forth in those provisions.

5.1 Developments. Cohen shall disclose fully, promptly and in writing to the Company any and all inventions, discoveries, improvements, modifications and other intellectual property rights, whether patentable or not, which Cohen has conceived, made or developed, solely or jointly with others, while employed by the Company and which (i) relate to the business, work or activities of the Company or (ii) result from or are suggested by the carrying out of Cohen’s duties hereunder or from or by any information that Cohen may receive as an employee of the Company. Cohen hereby assigns, transfers and conveys to the Company all of

Cohen’s right, title and interest in and to any and all such inventions, discoveries, improvements, modifications and other intellectual property rights and agrees to take all such actions as may be requested by the Company at any time and with respect to any such invention, discovery, improvement, modification or other intellectual property rights to confirm or evidence such assignment, transfer and conveyance. Furthermore, at any time and from time to time, upon the request of the Company, Cohen shall execute and deliver to the Company, any and all instruments, documents and papers, give evidence and do any and all other acts that, in the opinion of counsel for the Company, are or may be necessary or desirable to document such assignment, transfer and conveyance or to enable the Company to file and prosecute applications for and to acquire, maintain and enforce any and all patents, trademark registrations or copyrights under United States or foreign law with respect to any such inventions, discoveries, improvements, modifications or other intellectual property rights or to obtain any extension, validation, reissue, continuance or renewal of any such patent, trademark or copyright. The Company shall be responsible for the preparation of any such instruments, documents and papers and for the prosecution of any such proceedings and shall reimburse Cohen for all reasonable expenses incurred by Cohen in compliance with the provisions of this Section 5.1.

5.2 Confidentiality.

(a) Cohen acknowledges that, by reason of Cohen’s employment by the Company, Cohen will have access to confidential information of the Company, including, without limitation, information and knowledge pertaining to products, inventions, discoveries, improvements, innovations, designs, ideas, trade secrets, proprietary information, manufacturing, packaging, advertising, distribution and sales methods, sales and profit figures, customer and client lists and relationships between the Company and dealers, distributors, sales representatives, wholesalers, customers, clients, suppliers and others who have business dealings with them (“Confidential Information”). Cohen acknowledges that such Confidential Information is a valuable and unique asset of the Company and covenants that, both during and after the Period of Employment, Cohen will not disclose any Confidential Information to any person (except as Cohen’s duties as an officer of the Company may require or as required by law or in a judicial or administrative proceeding) without the prior written authorization of the Board. The obligation of confidentiality imposed by this Section 5.3 shall not apply to information that becomes generally known to the public through no act of Cohen in breach of this Agreement.

(b) Cohen acknowledges that all documents, files and other materials received from the Company during the Period of Employment (with the exception of documents relating to Cohen’s compensation or benefits to which Cohen is entitled following the Period of Employment) are for use of Cohen solely in discharging Cohen’s duties and responsibilities hereunder and that Cohen has no claim or right to the continued use or possession of such documents, files or other materials following termination of Cohen’s employment by the Company. Cohen agrees that, upon termination of employment, Cohen will not retain any such documents, files or other materials and will promptly return to the Company any documents, files or other materials in Cohen’s possession or custody.

5.3 Covenants Generally. Cohen understands that the foregoing restrictions may limit his ability to earn a livelihood in a business similar to the business of the Company,

but Cohen nevertheless believes that he has received and will receive sufficient consideration and other benefits as an employee of the Company and as otherwise provided hereunder to clearly justify such restrictions which, in any event (given his education, skills and ability), Cohen does not believe would prevent his from otherwise earning a living. Cohen has carefully considered the nature and extent of the restrictions place upon his by this Section 5, and hereby acknowledges and agrees that the same are reasonable in time and territory and do not confer a benefit upon the Company disproportionate to the detriment of Cohen.

5.4 Equitable Relief. Cohen acknowledges that the restrictions contained in Sections 5.1 and 5.2 hereof are, in view of the nature of the business of the Company, reasonable and necessary to protect the legitimate interests of the Company, and that any violation of any provision of those Sections will result in irreparable injury to the Company. Cohen also acknowledges that in the event of any such violation, the Company shall be entitled to preliminary and permanent injunctive relief, without the necessity of proving actual damages or posting a bond, and to an equitable accounting of all earnings, profits and other benefits arising from any such violation, which rights shall be cumulative and in addition to any other rights or remedies to which the Company may be entitled. Cohen agrees that in the event of any such violation, an action may be commenced for any such preliminary and permanent injunctive relief and other equitable relief in any federal or state court of competent jurisdiction sitting in Pennsylvania or in any other court of competent jurisdiction. Cohen hereby waives, to the fullest extent permitted by law, any objection that Cohen may now or hereafter have to such jurisdiction or to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that such suit, action or proceeding has been brought in an inconvenient forum. Cohen agrees that effective service of process may be made upon Cohen by mail under the notice provisions contained in Section 10 hereof.

5.5 Interpretation. For purposes of this Section 5, references to “the Company” shall mean the Company as hereinbefore defined and any of its affiliated companies.

6. Non-Exclusivity of Rights. Nothing in this Agreement shall prevent or limit Cohen’s continuing or future participation in or rights under any benefit, bonus, incentive or other plan or program provided by the Company and for which Cohen may qualify; provided, however, that if Cohen becomes entitled to and receives the payments provided for in Sections 2.1(b) or (c) of this Agreement, Cohen hereby waives Cohen’s right to receive payments under any severance plan or similar program applicable to all employees of the Company.

7. Survivorship. The respective rights and obligations of the parties under this Agreement shall survive any termination of Cohen’s employment to the extent necessary to the intended preservation of such rights and obligations.

8. Mitigation. Cohen shall not be required to mitigate the amount of any payment or benefit provided for in this Agreement by seeking other employment or otherwise and there shall be no offset against amounts due Cohen under this Agreement on account of any remuneration attributable to any subsequent employment that Cohen may obtain.

9. Arbitration; Expenses; Damages. In the event of any dispute under the provisions of this Agreement, other than a dispute in which the primary relief sought is an equitable remedy such as an injunction, the parties shall be required to have the dispute, controversy or claim settled by arbitration in Philadelphia, Pennsylvania in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association, before a panel of three arbitrators, two of whom shall be selected by the Company and Cohen, respectively, and the third of whom shall be selected by the other two arbitrators. Any award entered by the arbitrators shall be final, binding and nonappealable and judgment may be entered thereon by either party in accordance with applicable law in any court of competent jurisdiction. This arbitration provision shall be specifically enforceable. The parties hereby agree that upon any termination of Cohen’s employment hereunder (i) by Company without Cause or (ii) by Cohen with Good Reason, as long as Cohen has executed the Release, if required, then the Company shall pay all amounts due to Cohen hereunder on or prior to the deadline for such payments (it being agree that TIME IS OF THE ESSENCE) without offset or reduction, and failure to do so shall result in one hundred percent (100%) of the withheld amount (in addition to the actual amount owed to Cohen and his reasonable costs of collection) being due to Cohen as liquidated damages. The Company hereby agrees that it shall be estopped from asserting that such damages are excessive of constitute a penalty, and that Cohen has reasonably relied upon such estoppel. If Company determines it has such an offset or basis for reduction, it shall notify Cohen of such determination, in writing, as soon as reasonably possible and in any event on or prior to the deadline for making such payment. Company shall make the full payment, but Cohen shall be obligated to return any portion of such payment that is determined, pursuant to the arbitration set forth in this section 9, to have been subject to legitimate offset or deduction.

10. Notices. All notices and other communications required or permitted under this Agreement or necessary or convenient in connection herewith shall be in writing and shall be deemed to have been given when hand delivered or mailed by registered or certified mail, as follows (provided that notice of change of address shall be deemed given only when received):

If to the Company, to:

Atlas Energy, LP

1845 Walnut Street; 10th Floor

Philadelphia, PA 19103

Attention: General Counsel

If to Cohen, to:

the last address on file in the Company’s records

or to such other names or addresses as the Company or Cohen, as the case may be, shall designate by notice to each other person entitled to receive notices in the manner specified in this Section.

11. Contents of Agreement; Amendment and Assignment.

11.1 This Agreement sets forth the entire understanding between the parties hereto with respect to the subject matter hereof and cannot be changed, modified, extended or terminated except upon written amendment approved by the Board and executed on its behalf by a duly authorized officer and by Cohen.

11.2 All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto, except that the duties and responsibilities of Cohen under this Agreement are of a personal nature and shall not be assignable or delegatable in whole or in part by Cohen. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company, within fifteen days of such succession, expressly to assume and agree to perform this Agreement in the same manner and to the same extent as the Company would be required to perform if no such succession had taken place.

12. Severability. If any provision of this Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provision or application of this Agreement which can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable such provision or application in any other jurisdiction. If any provision is held void, invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances.

13. Remedies Cumulative; No Waiver. No remedy conferred upon a party by this Agreement is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to any other remedy given under this Agreement or now or hereafter existing at law or in equity. No delay or omission by a party in exercising any right, remedy or power under this Agreement or existing at law or in equity shall be construed as a waiver thereof, and any such right, remedy or power may be exercised by such party from time to time and as often as may be deemed expedient or necessary by such party in its sole discretion.

14. Beneficiaries/References. Cohen shall be entitled, to the extent permitted under any applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit payable under this Agreement following Cohen’s death by giving the Company written notice thereof. In the event of Cohen’s death or a judicial determination of Cohen’s incompetence, reference in this Agreement to Cohen shall be deemed, where appropriate, to refer to Cohen’s beneficiary, estate or other legal representative.

15. Miscellaneous. All section headings used in this Agreement are for convenience only. This Agreement may be executed in counterparts, each of which is an original. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

16. Withholding. All payments under this Agreement shall be made subject to applicable tax withholding, and the Company shall withhold from any payments under this Agreement all federal, state and local taxes as the Company is required to withhold pursuant to any law or governmental rule or regulation. Except as specifically provided otherwise in this Agreement, Cohen shall bear all expense of, and be solely responsible for, all federal, state and local taxes due with respect to any payment received under this Agreement.

17. Indemnification/Insurance.

17.1 If Cohen is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he is or was an employee (which term includes officer, director, agent and any other capacity) of the Company or is or was serving at the request of the Company as an employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as an employee or agent or in any other capacity while serving as an employee or agent, Cohen shall be indemnified and held harmless by the Company to the fullest extent authorized by applicable law, against all expense, liability and loss (including, but not limited to, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amount paid or to be paid in settlement) incurred or suffered by Cohen in connection therewith and such indemnification shall continue as to Cohen after he has ceased to be a director, officer, employee or agent and shall inure to the benefit of Cohen’s heir, executors and administrators; provided, however, that the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by Cohen (other than a proceeding to enforce this Section 17) only if such proceeding (or part thereof) was authorized directly or indirectly by the Board. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be, promptly upon request, paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition subject to, if and only if required by the Business Corporation Law of the Commonwealth of Pennsylvania, delivery to the Company of an undertaking, by or on behalf of Cohen, to repay all amounts so advanced if it shall ultimately be determined that Cohen is not entitled to be indemnified under this Section 17.1 or otherwise.

17.2 The indemnification provided by this Section shall not be limited or exclude any rights, indemnities or limitations of liability to which Cohen may be entitled, whether as a matter of law, under the Certificate of Incorporation, By-laws of the Company, by agreement, vote of the stockholders or disinterested directors of the Company or otherwise.

17.3 Cohen, in seeking indemnification under this Agreement (the “Indemnitee”), shall give the other party or parties (the “Indemnitor”) prompt written notice of any claim, suit or demand that the Indemnitee believes will give rise to indemnification under this Agreement; provided, however, that the failure to give such notice shall not affect the liability of the Indemnitor under this Agreement unless the failure to give such notice materially and adversely affects the ability of the Indemnitor to defend itself against or to cure or mitigate the damages. Except as hereinafter provided, the Indemnitor shall have the right (without prejudice to the right of the Indemnitee to participate at its expense through counsel of its own choosing) to defend and to direct the defense against any such claim, suit or demand, at the Indemnitor’s expense and with counsel chosen jointly by Indemnitor and Indemnitee, and the right to settle or compromise any such claim, suit or demand; provided, however, that the Indemnitor shall not, with the Indemnitee’s written consent, which shall not be unreasonably withheld, settle or compromise any claim or consent to any entry of judgment. The Indemnitee shall, at the Indemnitor’s expense, cooperate in the defense of any such claim, suit or demand. If the Indemnitor, within a reasonable time after notice of a claim fails to defend the Indemnitee, the Indemnitee shall be entitled to undertake the defense, compromise or settlement or such claim at the expense of and for the account and risk of the Indemnitor.

17.4 Cohen shall be covered during the entire term of this Agreement and thereafter by Officer and Director liability insurance in amounts and on terms similar to that afforded to other executives and/or directors of the Company or its affiliates, which such insurance shall be paid by the Company.

18. Section 409A.

18.1 This Agreement is intended to comply with section 409A of the Code and its corresponding regulations, or an exemption, and payments may only be made under this Agreement upon an event and in a manner permitted by section 409A, to the extent applicable. Any payments that qualify for the “short-term deferral” exception or another exception under section 409A shall be paid under the applicable exception. Notwithstanding anything in this Agreement to the contrary, if required by section 409A, if Cohen is considered a “specified employee” for purposes of section 409A and if payment of any amounts under this Agreement is required to be delayed for a period of six months after separation from service pursuant to section 490A, payment of such amounts shall be delayed as required by section 409A, and the accumulated amounts shall be paid in a lump sum payment within ten days after the end of the six-month period. If Cohen dies during the postponement period prior to the payment of benefits, the amounts withheld on account of section 409A shall be paid to the personal representative of Cohen’s estate within 60 days after the date of Cohen’s death.

18.2 All payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” under section 409A. For purposes of section 409A of the Code, the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments. In no event may Cohen, directly or indirectly, designate the calendar year of a payment. All reimbursements and in-kind benefits provided under the Agreement shall be made or provided in accordance with the requirements of section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the period of time specified in this Agreement, (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

19. Governing Law. This Agreement shall be governed by and interpreted under the laws of the State of Delaware without giving effect to any conflict of laws provisions.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, have executed this Agreement as of the date first above written.

ATLAS ENERGY, LP

By:	Atlas Energy, GP, LLC, its general partner

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Chief Legal Officer

/s/ Jonathan Z. Cohen
Jonathan Z. Cohen

[Signature Page to Jonathan Z. Cohen Employment Agreement, dated May 13, 2011]

Exhibit A

Separation of Employment Agreement and General Release

THIS SEPARATION OF EMPLOYMENT AGREEMENT AND GENERAL RELEASE (the “Agreement”) is made as of this ___the day of _____, 20___, by and between ATLAS ENERGY, LP. (the “Company”) and Jonathan Z. Cohen (the “Executive”).

WHEREAS, Executive formerly was employed by the Company as the Chairman of the Board pursuant to the terms of the Employment Agreement, executed on May ___, 2011 and effective February 17, 2011 (the “Employment Agreement”);

WHEREAS, the Employment Agreement provides for certain benefits in the event that Executive’s employment is terminated on account of a reason set forth in the Employment Agreement;

WHEREAS, Executive and the Company mutually desire to terminate Executive’s employment on; and

WHEREAS, in connection with the termination of Executive’s employment, the parties have agreed to a separation package and the resolution of any and all disputes between them.

NOW, THEREFORE, IT IS HEREBY AGREED by and between Executive and the Company as follows:

1. (a) Executive, for and in consideration of the commitments of the Company as set forth in the Employment Agreement, and intending to be legally bound, does hereby REMISE, RELEASE AND FOREVER DISCHARGE the Company, its affiliates, subsidiaries and parents, and its officers, directors, employees, and agents, and its and their respective successors and assigns, heirs, executors, and administrators (collectively, “Releasees”) from all causes of action, suits, debts, claims and demands whatsoever in law or in equity (“Claims”), which Claims related to Executive’s employment with the Company and which Claims Executive ever had, now has, or hereafter may have, whether known or unknown, or which his heirs, executors, or administrators may have, by reason of any matter, cause or thing whatsoever, from the beginning of his employment to the date of this Agreement. This Agreement is effective without regard to the legal nature of the claims raised and without regard to whether any such claims are based upon tort, equity, implied or express contract or discrimination of any sort. The forgoing releases do not apply to Executive’s and Company’s continuing obligations under the Employment Agreement.

(b) To the fullest extent permitted by law, Executive represents and affirms that (i) he has not filed or caused to be filed on his behalf any claim for relief against the Company or any Releasee and, to the best of his knowledge and belief, no outstanding claims for relief have been filed or asserted against the Company or any Releasee on his behalf; and (ii) he has not reported any improper, unethical or illegal conduct or activities to any supervisor, manager, department head, human resources representative, agent or other representative of the Company, to any member of the Company’s legal or compliance departments, or to the ethics hotline, and has no knowledge of any such improper, unethical or illegal conduct or activities;

and (iii) he will not file, commence, prosecute or participate in any judicial or arbitral action or proceeding against the Company or any Releasee based upon or arising out of any act, omission, transaction, occurrence, contract, claim or event existing or occurring on or before the date of this Agreement.

2. Executive agrees that he will not file, charge, claim, sue or cause or permit to be filed, charged or claimed, any civil action, suit or legal proceeding seeking equitable or monetary relief (including damages, injunctive, declaratory, monetary or other relief) for himself involving any matter released in paragraph 1. In the event that suit is filed in breach of this covenant not to sue, it is expressly understood and agreed that this covenant shall constitute a complete defense to any such suit. In the event any Releasee is required to institute litigation to enforce the terms of this paragraph, Releasees shall be entitled to recover reasonable costs and attorneys’ fees incurred in such enforcement. Executive further agrees and covenants that should any person organization, or other entity file, charge, claim, sue, or cause or permit to be filed any civil action, suit or legal proceeding involving any matter occurring at any time in the past, Executive will not seek or accept personal equitable or monetary relief in such civil action, suit or legal proceeding.

3. Executive further agrees and recognizes that he has permanently and irrevocably severed his employment relationship with the Company and that the Company has no obligation to employ him in the future.

4. Executive further agrees that he will not disparage or subvert the Company, or make any statement reflecting negatively on the Company, its affiliated corporations or entities, or any of their officers, directors, employees, agents or representatives, including, but not limited to, any matters relating to the operation or management of the Company, Executive’s employment and the termination of his employment, irrespective of the truthfulness or falsity of such statement.

5. Executive understands and agrees that the payments, benefits and agreements provided in this Agreement and in the Employment Agreement are being provided to him in consideration for his acceptance and execution of, and in reliance upon his representations in, this Agreement. Executive acknowledges that if he had not executed this Agreement containing a release of all claims against the Company, he would, except as provided otherwise in the Employment Agreement, have been entitled to only the payments provided in the Company’s standard severance pay plan for employees.

6. Executive represents that, to the best of his knowledge, he does not presently have in his possession any records and business documents, whether on computer or hard copy, and other materials (including but not limited to computer disks and tapes, computer programs and software, office keys, correspondence, files, customer lists, technical information, customer information, pricing information, business strategies and plans, sales records and all copies thereof) (collectively, the “Corporate Records”) provided by the Company and/or its predecessors, subsidiaries or affiliates or obtained as a result of his prior employment with the Company and/or its predecessors, subsidiaries or affiliates, or created by Executive while employed by or rendering services to the Company and/or its predecessors, subsidiaries or affiliates. Executive acknowledges that, except as provided above, all such Corporate Records are the property of the Company.

7. Nothing in this Agreement shall prohibit or restrict Executive from: (i) making any disclosure of information required by law; (ii) providing information to, or testifying or otherwise assisting in any investigation or proceeding brought by, any federal regulatory or law enforcement agency or legislative body, any self-regulatory organization, or the Company’s; or (iii) filing, testifying, participating in or otherwise assisting in a proceeding relating to an alleged violation of any federal, state or municipal law relating to fraud, or any rule or regulation of the Securities and Exchange Commission or any self-regulatory organization.

8. The parties agree and acknowledge that the agreement by Executive described herein, and the settlement and termination of any asserted or unasserted claims against the Releasees, are not and shall not be construed to be an admission of any violation of any federal, state or local statute or regulation, or of any duty owed by any of the Releasees to Executive.

9. This Agreement and the obligations of the parties hereunder shall be construed, interpreted and enforced in accordance with the laws of the State of Delaware.

10. Executive certifies and acknowledges as follows:

(a) That he has read the terms of this Agreement, and that he understands its terms and effects, including the fact that he has agreed to RELEASE AND FOREVER DISCHARGE the Company and each and everyone of its affiliated entities from any legal action arising out of his employment relationship with the Company and the termination of that employment relationship;

(b) That he has signed this Agreement voluntarily and knowingly in exchange for the consideration described herein, which he acknowledges is adequate and satisfactory to him and which he acknowledges is in addition to any other benefits to which he is otherwise entitled;

(c) That he has been and is hereby advised in writing to consult with an attorney prior to signing this Agreement;

(d) That he does not waive rights or claims that may arise after the date this Agreement is executed;

(e) That the Company has provided him with a period of twenty-one days within which to consider this Agreement, and that Executive has signed on the date indicated below after concluding that this Agreement is satisfactory to him; and

(f) Executive acknowledges that this Agreement may be revoked by him within seven days after execution, and it shall not become effective until the expiration of such seven-day revocation period. In the event of a timely revocation by Executive, this Agreement will be deemed null and void and the Company will have no obligations hereunder.

Intending to be legally bound hereby, Executive has executed the foregoing Confidential Separation Agreement and General Release this ___ day of _________, 20__.

Witness:
Jonathan Z. Cohen

Date:

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